06047875

RECD S.E.C.

SEP 26 2006

1080

5-81979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MEDISYSTEMS TECHNOLOGIES INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

SHOPPERS DRUG MART CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

58500W

(CUSIP Number of Class of Securities (if applicable))

PROCESSED

SEP 29 2006

THOMSON
FINANCIAL

CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 15, 2006

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. any member of the public may direct to the commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. this collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i) The Offer to Purchase and Circular (the "Offer") dated August 14, 2006 made by Shoppers Drug Mart Corporation, a corporation incorporated under the laws of Canada ("Shoppers") for the common shares of Medisystems Technology Inc., a corporation incorporated under the laws of Ontario.*

(ii) The Letter of Acceptance and Transmittal pursuant to the Offer dated August 14, 2006.*

(iii) The Notice of Guaranteed Delivery pursuant to the Offer dated August 14, 2006.*

(b) Notice of Extension (the "Notice of Extension") dated September 25, 2006 attached hereto as Exhibit I.1.(b).

* Previously furnished on Form CB on August 16, 2006.

Item 2. Informational Legends

The Offer and the Notice of Extension contain the applicable legends.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

(1) (a) Press release of Shoppers dated August 15, 2006.*

(b) Press release of Shoppers dated September 21, 2006, attached hereto as Attachment II.1(b).

* Previously furnished on Form CB on August 16, 2006.

Documents Incorporated by Reference into the Home Jurisdiction Documents

(1) Annual information form of Shoppers for the fiscal year ended December 31, 2005 dated as of March 21, 2006.*

(2) Audited consolidated financial statements of Shoppers as at December 31, 2005 and January 1, 2005 and for the 52 week periods then ended, together with the auditors' report thereon and Management's Discussion and Analysis relating to such period.*

(3) Unaudited interim consolidated financial statements of Shoppers as at June 17, 2006 and June 18, 2005 and for the 12 and 24 week periods then ended and Management's Discussion and Analysis relating to such periods.*

(4) Management proxy circular dated March 27, 2006 in connection with the annual and special meeting of shareholders of Shoppers held on May 4, 2006.*

(5) Material change report of Shoppers filed February 8, 2006 concerning the announcement by Shoppers that its board of directors increased the quarterly cash dividend on the Shoppers Shares from $0.10 to $0.12 per Shoppers Share.*

* Previously furnished on Form CB on August 16, 2006.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Shoppers Drug Mart Corporation with the Securities and Exchange Commission on August 16, 2006.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPPERS DRUG MART CORPORATION

Name: Glenn Murphy
Title: Chairman & Chief Executive Officer

Name: Richard Alderson
Title: Senior Vice President, Legal Affairs & General Counsel

Date: September 25 , 2006

EXHIBIT I.1.(b)

September 25, 2006

NOTICE OF EXTENSION
by
SHOPPERS DRUG MART CORPORATION
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
MEDISYSTEM TECHNOLOGIES INC.

on the basis of, at the election of each holder of common shares of MediSystem Technologies Inc., in each case as set out in the Offer,

(a) $3.80 in cash for each common share of MediSystem Technologies Inc. (the "Cash Alternative"), or

(b) $0.05 in cash and that fraction of a common share of Shoppers Drug Mart Corporation as is equal to the Exchange Ratio for each common share of MediSystem Technologies Inc. (the "Share Alternative"), or

(c) any combination of cash and common shares of Shoppers Drug Mart Corporation for each common share of MediSystem Technologies Inc. (the "Combination Alternative").

Shoppers Drug Mart Corporation ("Shoppers" or the "Offeror") hereby gives notice that it has amended its offer dated August 14, 2006 (the "Original Offer") to purchase all of the issued and outstanding common shares (the "MediSystem Shares") of MediSystem Technologies Inc. ("MediSystem" or the "Company"), including any MediSystem Shares that may become issued and outstanding after the date of the Original Offer upon the exercise of any existing Options or other rights to purchase MediSystem Shares by extending the Expiry Time for the Offer from 8:00 p.m., Toronto time, on September 20, 2006 to 8:00 p.m., Toronto time, on October 6, 2006. References in this Notice of Extension (the "Notice") to the "Offer" shall refer to the Original Offer, as amended by this Notice, and references in this Notice to the "Offer and Circular" shall refer to the Offer and Circular of Shoppers dated August 14, 2006, as amended by this Notice.

SHOPPERS NOW OWNS APPROXIMATELY 89.9% OF THE OUTSTANDING MEDISYSTEM SHARES (ON A FULLY-DILUTED BASIS)

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Offer and Circular and the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompanied the Offer and Circular continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer and Circular.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 P.M., TORONTO TIME, ON OCTOBER 6, 2006

Shareholders who have validly deposited and not withdrawn their MediSystem Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Acceptance and Transmittal (printed on blue paper) that accompanied the Offer and Circular, or a manually-executed facsimile thereof, and deposit it, together with certificates representing their MediSystem Shares and all other documents required by the Letter of Acceptance and Transmittal, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Persons whose MediSystem Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Depositary. The Depositary's contact details are provided at the end of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at the addresses shown at the end of this document.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Shoppers may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Shoppers is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that Shoppers or its affiliates, directly or indirectly, may bid for or make purchases of MediSystem Shares, or of related securities of MediSystem, during the period of the Offer, as permitted by applicable Canadian Laws or provincial Laws or regulations. See Section 12 of the Offer, "Market Purchases".

This document does not address any United States federal income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that a disposition of MediSystem Shares may have tax consequences both in the United States and in Canada which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Until 40 days after the commencement of the Offer, an offer or sale of Shoppers shares within the United States by a broker/dealer may violate the registration requirements of the U.S. Securities Act of 1933, as amended, if such offer or sale is made otherwise than pursuant to Rule 144A.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Notice contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See "STATEMENTS REGARDING FORWARD-LOOKING INFORMATION" in the Offer and Circular.

REPORTING CURRENCY AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars. The financial statements incorporated by reference into the Circular are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

NOTICE OF EXTENSION

September 25, 2006

TO: THE HOLDERS OF COMMON SHARES OF MEDISYSTEM TECHNOLOGIES INC.

By notice to the Depositary dated September 20, 2006 and as set forth in this Notice of Extension (the "Notice"), Shoppers has extended its Offer dated August 14, 2006 (the "Original Offer") to purchase all of the issued and outstanding common shares (the "MediSystem Shares") of MediSystem Technologies Inc. ("MediSystem" or the "Company"), including any MediSystem Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of any existing Options or other rights to purchase MediSystem Shares, on the basis of, at the election of each Shareholder,

(a) $3.80 in cash for each MediSystem Share deposited to the Offer by such Shareholder (the "Cash Alternative"), or

(b) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each MediSystem Share deposited to the Offer by such Shareholder (the "Share Alternative"), or

(c) any combination of cash and Shoppers Shares for each MediSystem Share deposited to the Offer by such Shareholder determined on the basis of the sum of (i) $3.80 in cash multiplied by the number of MediSystem Shares specified by the Shareholder (the "Specified Number") (such number not to exceed the total number of MediSystem Shares deposited to the Offer by the Shareholder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such MediSystem Share multiplied by the number of MediSystem Shares remaining when the Specified Number is subtracted from the number of MediSystem Shares deposited to the Offer by such Shareholder, divided by (iii) the number of MediSystem Shares deposited to the Offer by such Shareholder (the "Combination Alternative"),

in each case, as elected by the Shareholder in the applicable Letter of Acceptance and Transmittal.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Offer and Circular and the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompanied the Offer and Circular continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer and Circular.

1. Recent Developments

On September 20, 2006, Shoppers took up 21,252,327 MediSystem Shares, representing approximately 89.9% of the outstanding MediSystem Shares (on a fully-diluted basis). Following such take-up, Shoppers held, as of the date hereof, 21,252,327 MediSystem Shares, representing approximately 89.9% of the outstanding MediSystem Shares (on a fully-diluted basis).

2. Extension of the Offer

Shoppers has amended the Offer by extending the Expiry Time for the Offer from 8:00 p.m., Toronto time, on September 20, 2006 to 8:00 p.m., Toronto time, on October 6, 2006. Accordingly, the definition of "Expiry Date" in the Original Offer is deleted in its entirety and replaced with the following definition:

> **"Expiry Date"** means October 6, 2006, or such later date or dates as may be fixed by Shoppers from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

3. Withdrawal of Deposited MediSystem Shares

Except as otherwise stated in Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares", all deposits of MediSystem Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any MediSystem Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the MediSystem Shares have been taken up by Shoppers pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Shoppers or of an affiliate of Shoppers unless it is a change in a material fact relating to the Shoppers Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the MediSystem Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days),

is mailed, delivered or otherwise properly communicated, but only if such deposited MediSystem Shares have not been taken up by Shoppers at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three business days from the date Shoppers takes up the MediSystem Shares, if such MediSystem Shares have not been paid for by Shoppers.

Shareholders are referred to Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares", for further details and a description of the procedures for exercising the right to withdraw MediSystem Shares deposited under the Offer.

4. Take-Up and Payment for Deposited MediSystem Shares

Subject to the terms of the Offer, Shoppers will take-up MediSystem Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer, "Withdrawal of Deposited MediSystem Shares", not later than 10 days after the Expiry Time and will pay for the MediSystem Shares taken-up as soon as possible, but in any event not later than three business days after taking-up of the MediSystem Shares. Any MediSystem Shares deposited under the Offer after the first date on which MediSystem Shares have been taken-up by Shoppers will be taken-up and paid for not later than 10 days after such deposit.

Shareholders are referred to Section 7 of the Offer, "Take-Up and Payment for Deposited MediSystem Shares", for further details as to the take-up and payment for MediSystem Shares under the Offer.

5. Amendments to the Original Offer

The Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice in order to give effect to the specified amendments set forth in this Notice.

6. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of MediSystem with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

7. Directors' Approval

The contents of this Notice have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Shoppers.

CERTIFICATE OF SHOPPERS DRUG MART CORPORATION

DATED: September 25, 2006

The foregoing, together with the Offer and Circular dated August 14, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated August 14, 2006, does not contain any misrepresentation likely to affect the value or the market price of the MediSystem Shares which are the subject of the Offer.

(Signed) GLENN MURPHY
Chairman and Chief Executive Officer

(Signed) GEORGE HALATSIS
Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors of
Shoppers Drug Mart Corporation

(Signed) DAVID WILLIAMS
Director

(Signed) DAVID PETERSON
Director

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

For Information:

Telephone: 1-800-387-0825 (toll-free)
416-643-5500 (local Toronto)
Facsimile: 416-643-3148
e-mail: inquiries@cibcmellon.com

By Hand or Courier:

Montreal
2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Calgary
#600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Any questions and requests for assistance or additional copies of this Notice, the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

EXHIBIT II.1(b)

Attention Business/Financial Editors:

Shoppers Drug Mart Corporation Succeeds in Bid for MediSystem Technologies Inc. Offer extended to October 6, 2006

TORONTO, September 21, 2006 - Shoppers Drug Mart Corporation (TSX: SC) announced today it has been successful in its bid to acquire MediSystem Technologies Inc. (TSX: MDY) under its previously announced offer. A total of 21,252,327 common shares of MediSystem representing approximately 89.9% of the outstanding common shares of MediSystem (on a fully-diluted basis) were validly deposited to the offer, at the offer expiry. Shoppers has taken up these shares and payment for such deposited shares will be made on or before September 25, 2006.

"We are pleased our offer has been accepted and we will now focus on working with the MediSystem management team to help them build an even stronger business," said Glenn Murphy, Chairman and Chief Executive Officer of Shoppers Drug Mart Corporation.

Shoppers has also extended its offer to enable those shareholders who have not yet tendered their MediSystem shares to the offer, to deposit their MediSystem shares to the offer. The offer, as extended, will now expire at 8:00 p.m., Toronto time, on October 6, 2006. A notice of extension will be mailed to MediSystem shareholders in the coming days. If Shoppers is successful in acquiring 90% of the shares of MediSystem under the offer, it intends to acquire all of the remaining shares by compulsory acquisition. Upon completion of the compulsory acquisition or alternatively, of a subsequent acquisition transaction, Shoppers intends to de-list the MediSystem shares from the Toronto Stock Exchange. Shareholders are encouraged to tender their remaining MediSystem shares to the offer as soon as possible to receive prompt payment.

MediSystem shareholders who tendered to the Cash Alternative will receive $3.80 in cash for each MediSystem common share tendered, and those who tendered to the Share Alternative will receive $0.05 in cash and 0.0808 of a Shoppers common share for each MediSystem common share tendered, subject in each case to adjustment with respect to fractional shares.

Shoppers will be filing an updated report under National Instrument 62-103 of the Canadian Securities Administrators in connection with the proposed transaction, a copy of which may be obtained from John Caplice, Senior Vice President, Treasurer and Investor Relations (416) 490-2925.

Shoppers Drug Mart Corporation is one of the most recognized and trusted names in Canadian retailing. The Company is the licensor of full-service retail drug stores operating under the name Shoppers Drug Mart (Pharmaprix in Québec). With more than 960 Shoppers Drug Mart and Pharmaprix stores operating in prime locations in each province and two territories, the Company is one of the most convenient retailers in Canada. The Company also owns and operates 53 Shoppers Home Health Care stores, making it the largest Canadian retailer of home health care products and services.

-30-

For further information:

Media
Barbara J.W. Dawson
Vice-President, Corporate Affairs
416-490-2661

Investor Relations
(416) 493-1220, extension 5678

investorrelations@shoppersdrugmart.ca

Shoppers Drug Mart Corporation
243 Consumers Road
Toronto, Ontario
M2J 4W8